UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 7, 2011
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	Page 1 of 18

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	Page 2 of 18

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	Page 3 of 18

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON PN

CUSIP No. 41146A106	Page 4 of 18

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	Page 5 of 18

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	Page 6 of 18

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON PN

CUSIP No. 41146A106	Page 7 of 18

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	Page 8 of 18

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,425,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,425,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,425,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.4% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	Page 9 of 18

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of Amaerica
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,859,889
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,859,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,859,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.3% based on 139,201,939 shares outstanding as of January 7, 2011.
14	TYPE OF REPORTING PERSON IN

CUSIP No. 41146A106	Page 10 of 18

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, and Amendment No. 4, filed on September 15, 2010 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 27th Floor, New York, New York 10022.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D  is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 95,932,068 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 95,932,068 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 21,493,161 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 21,493,161 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 12,434,660 Shares.

As of the date hereof HCP II may be deemed to beneficially own 12,434,660 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 12,434,660 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 117,425,229 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 129,859,889 Shares.

As described in Item 4 below, as a result of the consummation of the transactions contemplated by the Contribution and Exchange Agreement, dated September 10, 2010 (the “Exchange Agreement”), by and among the Master Fund, the Special Fund and the Breakaway Fund (collectively, the “Harbinger Parties”) and the Issuer, the Master Fund received from the Issuer 92,069,447 Shares, the Special Fund received from the Issuer 18,722,409 Shares and the Breakaway Fund received from the Issuer 9,117,974 Shares.  In exchange for the Shares received, the Master Fund contributed to the Issuer 21,312,372 shares of Spectrum Brands Holdings, Inc.’s common stock (“SBH Shares”), the Special Fund contributed to the Issuer 4,333,891 SBH Shares and the Breakaway Fund contributed to the Issuer 2,110,642 SBH Shares to the Issuer.”

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting paragraphs 6 through 8 thereof in their entirety. In addition, the following is added at the end of Item 4 of the Schedule 13D:

“Closing of the Spectrum Brands Transfer

On January 7, 2011, the Issuer and the Harbinger Parties consummated the transaction contemplated by the Exchange Agreement, pursuant to which (i) the Issuer issued an aggregate of 119,909,830 Shares to the Harbinger Parties in exchange for an aggregate of 27,756,905 SBH Shares and (ii) SB Holdings became the Issuer’s majority-owned subsidiary and SB Holdings’ results will be consolidated with the Issuer’s results in the Issuer’s financial statements. On January 7, 2011, the Issuer

CUSIP No. 41146A106	Page 11 of 18

and Harbinger LLC, an affiliate of the Harbinger Parties, issued a joint press release announcing the closing of the transactions contemplated by the Exchange Agreement (the “Closing Press Release”).  The foregoing description of the Closing Press Release is qualified in its entirety by reference to its full text, a copy of which is filed as Exhibit B, and is incorporated herein by reference.”

As of the date hereof, the Harbinger Parties own approximately 93.3% of the outstanding Shares. As a result, the Harbinger Parties will have the ability to exert substantial influence or actual control over the Issuer’s management policies and affairs, will control the outcome of any matter submitted to the Issuer’s stockholders, including amendments to the Issuer’s Certificate of Incorporation and Amended and Restated By-laws (such documents, together, the “Organizational Documents”), any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and will have the ability to elect or remove a majority of the Issuer’s directors.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, subject to the terms of the Registration Rights Agreement and the Organizational Documents, and for as long as such agreements remain in effect or are otherwise applicable to the Reporting Persons, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) raise capital or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.”

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based on the 139,201,939 Shares stated to be outstanding as of January 7, 2011 by the Issuer in the Issuer’s Current Report on Form 8-K filed with the SEC on January 7, 2011.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 95,932,068 Shares, constituting 68.9% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 95,932,068 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 95,932,068 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 41146A106	Page 12 of 18

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 95,932,068 Shares, constituting 68.9% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 95,932,068 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 95,932,068 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 21,493,161 Shares, constituting 15.4% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,493,161 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,493,161 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 21,493,161 Shares, constituting 15.4% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,493,161 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,493,161 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 8.9% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 8.9% of the Shares of the Issuer.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 8.9% of the Shares of the Issuer.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

CUSIP No. 41146A106	Page 13 of 18

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 117,425,229 Shares, constituting 84.4% of the Shares of the Issuer.

 Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 117,425,229 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 117,425,229 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

 (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 129,859,889 Shares, constituting 93.3% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 129,859,889 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 129,859,889 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) The Reporting Persons have not effected any transactions in the Shares since the date of the last amendment to this Schedule 13D, except for (i) the transactions described in Item 4 above and (ii) certain internal transfers of Shares between the Master Fund and the Special Fund that were not otherwise reportable.

(d) Not applicable.

(e) Not applicable.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Closing Press Release (incorporated herein by reference from Exhibit 99.1 of the Issuer’s Current Report on Form 8-K (File No. 001-04219) filed on January 7, 2011).

CUSIP No. 41146A106	Page 14 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	Page 15 of 18

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

January 12, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., dated as of January 12, 2011 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

January 12, 2011

A-2